                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of  24 October 2008

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	24 October 2008

         Allied Irish Banks, p.l.c. - Government of Ireland Credit Institutions (Financial Support) Scheme 2008

Allied Irish Banks, p.l.c. ("AIB") [NYSE: AIB] announces that AIB and its subsidiaries, AIB Group (UK) p.l.c., AIB Mortgage Bank, AIB Bank (CI) Limited and Allied Irish Banks North America Inc., have today executed Guarantee Acceptance Deeds with a view to being specified by the Minister for Finance as covered institutions under the above Scheme and the Credit Institutions (Financial Support) Act 2008.

Details of the guarantee scheme are available on
http://www.finance.gov.ie/viewdoc.asp?fn=/documents/Publications/other/marketnoticeoct08.pdf

                                                                       -ENDS-

For further information, please contact:

Alan Kelly
General Manager, Group Finance
AIB Group
Bankcentre
Dublin 4
Tel: +353-1-6412162

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  24 October 2008

                                                        By: ___________________
                                     John O'Donnell
                                                   Group Director, Finance,
                                                              Risk and Enterprise Technology
                                                   Allied Irish Banks, p.l.c.